Exhibit 99.1

Media Contacts: Tally Netzer, Director of Corporate Communications, Optibase Ltd. 011-972-9-9709-202 tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase IPTV Solutions Come Alive at NAB 2007

Optibase’s New Products and Solutions Simplify IPTV Deployments for Telcos and Enterprises

MOUNTAIN VIEW, Calif. and HERZLIYA, Israel – April 16, 2007 – Optibase Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, announced today that in booth SU7223 at NAB 2007, taking place April 16-19, it will demonstrate end-to-end solutions that make it easier for IP service providers and enterprises to deploy IPTV Solutions. These solutions feature exciting new products by Optibase as well as additional components of the IPTV ecosystem.

Optibase is focused on making it easier for IP service providers and enterprises to deploy IPTV Solutions. It has achieved this by creating an integrated solution using best of breed components. Optibase realizes that each customer has unique requirements and uses its video and networking expertise to address this. Optibase is able to provide the integration services, and also to tailor and customize the solution according to each customer’s requirements.

Demos will include (booth #SU7223):

—	End-to-End IPTV Solution – Optibase’s IPTV theater at NAB will feature a step-by-step presentation of the complete, integrated IPTV headend solution. The pre-integrated solution includes best of breed components such as: video-on-demand, middleware and conditional-access, making it easy for operators to deploy their IPTV system.

—	MGW HD – Optibase’s new, top quality H.264 HD encoding and streaming platform. HD is becoming a required feature in IPTV deployments. With this product it is easy to combine HD channels into your program offering.

—	MGW 1000 – A new product in Optibase’s line of carrier grade MGW encoding and streaming solutions. The 1 RU, 2 channel platform is ideal for point to point applications such as video contribution. In addition, it provides a cost effective solution for operators that require insertion of single channels from remote locations.

—	EZ TV – Part of a comprehensive IPTV solution, which Optibase designed specifically for enterprises, military and government facilities. By using a centralized server, users are able to view all channels using the EZ TV player PC client with no installation. A basic channel guide for program selection is also available as part of the solution features. This avoids security issues that are usually faced by IT managers when deploying such a solution, and radically simplifies the system setup and maintenance.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.